Mail Stop 3561

March 10, 2008

Lon R. Greenberg
Chairman and Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

      Re: UGI Corporation
             Form 10-K for Fiscal Year Ended September 30, 2007
             Filed November 29, 2007
             Form 10-Q for the Fiscal Quarter Ended December 31, 2007
             Filed February 8, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed December 18, 2007
             File No. 1-11071

Dear Mr. Greenberg:

      We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007
Cover Page

      1.   Because you choose to incorporate certain portions of the disclosures required in Part III of Form 10-K, please include the information required by Form 10-K on the cover page indicating which documents are being incorporated by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41
Financial Condition and Liquidity, page 51

2. In the disclosure regarding indebtedness of AmeriGas Partners on page 52, please disclose briefly what constitutes the $933.1 million of outstanding indebtedness at September 30, 2007. In this regard, we note the disclosure that there were no amounts outstanding under AmeriGas' credit agreement at September 30, 2007. In addition, we note the cross-reference to more detailed disclosure in Note 3 to UGI Corporation's financial statements; however, please include a brief description on page 52. Please include similar disclosure for the International Propane segment.

Cash Flows, page 54

3. Reference is made to your disclosure that the increase in cash flow from operating activities in fiscal 2007 reflects lower cash used for working capital purposes by UGI Utilities. Please provide a discussion of the principal reasons for the change in cash flows related to the working capital accounts of UGI Utilities. Please also provide a discussion of significant changes in working capital requirements for each year presented. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Contractual Cash Obligations and Commitments, page 56

4. Please disclose the nature of contractual obligations excluded from the table such as interest on long-term variable rate debt and other non-current liabilities reflected in your balance sheet together with pertinent data for an understanding of the timing and amount of such obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Financial Statements
Consolidated Statements of Income, page F-8

5. Please separately present cost of sales applicable to each category of revenues presented on the face of the statement. Refer to Rule 5-03(b) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-11
Note 1 – Organization and Summary of Significant Accounting Policies, page F-11
Property, Plant and Equipment and Related Depreciation, page F-14

6. Please disclose balances of major classes of depreciable assets by nature or function at each balance sheet date. Refer to paragraph 5 of APB 12. Also disclose your accounting policies related to asset retirement obligations.

Note 3 – Debt, page F-20

7. We note your disclosures regarding restrictions on distributions and payment of dividends by the Partnership and AGZ and the restrictive covenants under the Utilities Revolving Credit Agreement. We assume that restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If so, please clarify your disclosure regarding the nature of the restrictions on the ability of subsidiaries to transfer funds to you in the form of distributions, dividends, loans or advances and the amounts of such restricted net assets as of the end of the most recently completed fiscal year as required by Rule 4-08(e)(3)(ii) of Regulation S-X. Otherwise, please advise.

Note 8 – Common Stock and Incentive Stock Award Plans, page F-28

8. Regarding UGI unit awards, please tell us your consideration of providing separately the information specified in paragraphs A240(a)-(e) of SFAS 123(R) for: 1) UGI stock awards classified as equity, 2) UGI stock awards classified as liabilities, 3) UGI performance awards classified as equity, and 4) UGI performance awards classified as liabilities. Refer to paragraph A240(f) of SFAS 123(R). In addition, tell us why UGI unit awards outstanding under the OECP and predecessor equity-based compensation plans disclosed in the paragraph below the second table on page F-30 differs from the number of non-vested units disclosed in referenced table.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 20

9. We note that throughout the Compensation Discussion and Analysis you indicate that the compensation and management development committee engages in benchmarking with the benchmarks being determined with reference to the two surveys prepared by Towers Perrin. Please disclose the names of the companies underlying each of the compensation surveys prepared by Towers Perrin. See Item 402(b)(2)(xiv). See also *Staff Observations in the Review of Executive Compensation Disclosure* (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

Lon R. Greenberg
UGI Corporation
March 10, 2008
Page 4

Exhibits 31.1 and 31.2

     10.   Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace "this annual report" with "this report" in paragraph 2, replace "during the registrant's fourth fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and include the parenthetical language "(or persons performing the equivalent functions)" at the end of paragraph 5. Please also revise certifications filed as exhibits to reports on Form 10-Q to the extent applicable.

Form 8-K filed November 14, 2007

     11.   We note your presentation of adjusted diluted earnings per share and the reconciliation of the differences between the non-GAAP financial measure and the directly comparable financial measure calculated and presented in accordance with GAAP in the press release furnished as Exhibit 99. In future reports on Form 8-K, please clearly identify non-GAAP financial measures presented as such and also provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Refer to the instructions of Item 2.02 of Form 8-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

     12.   Please address the comments above in your Forms 10-Q as applicable.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director